Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTH AND SIX MONTHS ENDED JUNE 30, 2022

AS AT AUGUST 18, 2022

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

AUGUST 18, 2022

Management’s Responsibility for Financial Reporting

The following Management Discussion and Analysis (“MD&A”) reports on the operating results, financial condition, and business risks of Siyata Mobile Inc. (“Siyata” or the “Company”, “we” or “us”) and is designed to help the reader understand the results of operations and financial position of the Company for the three and six months ended June 30, 2022. This MD&A should be read in conjunction with the Company’s condensed consolidated unaudited interim financial statements as of June 30, 2022 and December 31, 2021 and the notes thereto (collectively the “Financial Statements”) which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). Other information contained in these documents has also been prepared by management and is consistent with the data contained in the Financial Statements. All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading considering the circumstances under which it was made, with respect to the period covered by these filings. These Financial Statements together with the other financial information included in these filings fairly present, in all material respects. the financial position, results of operations, and cash flows of the Company, as of the date of and for the years presented in this filing. The Board of Directors approves the Financial Statements and MD&A and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking statements”, within the meaning of applicable securities legislation, which are based on the opinions and estimates of management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements include but are not limited to statements concerning:

●	The Company’s strategies and objectives

●	The Company’s other financial operating objectives

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION (CONT’D…)

●	The availability of qualified employees for business operations

●	General business and economic conditions

●	The Company’s ability to meet its financial obligations as they become due

●	The positive cash flows and financial viability of its operations and new business opportunities

●	The Company’s ability to manage growth with respect to its operations and new business opportunities

●	The Company’s tax position, anticipated tax refunds and the tax rates applicable to the Company

Readers are cautioned that the preceding list of risks, uncertainties, assumptions and other factors are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date of this MD&A.

CORPORATE Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular-based communications solutions over advanced 4G/LTE mobile networks under the Uniden® Cellular and Siyata brands to global first responders and enterprise customers. Siyata’s three complementary product categories include rugged handheld mobile devices and in-vehicle communications solutions for first responders, enterprise customers, commercial fleet vehicles and industrial workers, and cellular amplifiers to boost the cellular signal inside homes, and buildings and vehicles.

On September 25, 2020 the Company listed on the NASDAQ CAPITAL MARKETS (“NASDAQ”) under the symbol SYTA for its common shares, and the Company’s warrants issued on September 29, 2020 at $6.85 are traded under the symbol SYTAW, and expire in 5 years from the date of issue.

The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

Products

The Company develops, manufactures, markets, and sells a portfolio of rugged handheld Push-to-Talk over Cellular (“PoC”) smartphone devices. These rugged business-to-business (“B2B”) environments are focused on enterprise customers, first responders, construction workers, security guards, government agencies, utilities, transportation and waste management, amusement parks, and mobile workers in multiple industries.

Prior to 2021, Siyata sold rugged handsets, such as the Uniden UR5 and Uniden UR7 only in international markets. In Q2 2022, Siyata unveiled its next generation rugged device, the SD7. The SD7 is Siyata’s first mission critical push-to-talk device (“MCPTT”) and is also the first rugged handset that Siyata launched in North America, in the fourth quarter of 2021, and is expected to launch this device in Europe in Q1 2023.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

CORPORATE Overview (CONT’d…)

Our second product category is purpose built in-Vehicle communication devices. In Q4 2021, Siyata launched the VK7, a first-of-its-kind, patent-pending car kit with an integrated 10-watt speaker, a simple slide-in connection sleeve for the SD7, and an external antenna connection for connecting to a windshield or roof mount antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (“LMR”) device. The VK7 has been uniquely designed to be used with the SD7, while connecting directly into the vehicle’s power and can also connect to a Uniden cellular amplifier for better cellular connectivity. The VK7 can also be equipped with an external remote speaker microphone (“RSM”) to ensure compliance with hands-free communication legislation.

The Uniden® UV350 4G/LTE, is a purpose built in-Vehicle communication device designed specifically for professional vehicles such as trucks, vans, buses, emergency service vehicles and other enterprise vehicles. This platform is designed to facilitate replacement of the current in-vehicle, multi-device status-quo with a single device that incorporates voice, PoC, data, fleet management solutions and other Android based professional applications. The UV350 also supports Band 14 for the First Responder Network Authority, or FirstNet®, compatibility which is the U.S. First Responders 4G/LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

The aforementioned portfolio of solutions offers the benefits of PoC without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (“LMR”). Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative PoC product lines are helping to service the generational shift from LMR to PoC. According to VDC Research, the LMR market is growing at a 5.9% compound annual growth rate, while the PoC market is growing at 13.6% CAGR and annual PoC shipments are expected to grow to 2.7 million in 2023.

Cellular boosters are our third product category with approximately 30 million of these devices sold globally every year. Siyata manufactures and sells Uniden®cellular boosters and accessories for enterprise, first responder and consumer customers with a focus on the North America markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles; but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download scripts; for remote workers who require strong clear cellular signals; and for first responders where connectivity literally means the difference between life and death - just to name a few examples. The vehicle vertical in this portfolio complements Siyata’s in-vehicle and rugged handheld smartphones as these sales can be bundled through the Company’s existing sales channels.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

CORPORATE Overview (CONT’d…)

Customers and Channels

Qualifications with North American carriers began with Bell Mobility in late Q4 2018, at AT&T as well as at its first responder cellular network FirstNet®, in late Q2 2019, with Rogers Wireless and Verizon Wireless in Q4 2019, and internationally with Telstra in Q4 2021. These are major milestones for the Company following Siyata’s seven years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets.

The North American Tier 1 cellular carriers that Siyata is working with large scale distribution and sales channels. With an estimated 25 million commercial vehicles including 7.0 million first responder vehicles. The Company sees the North American market as its largest opportunity with a total addressable market over $19 billion. These Tier 1 cellular carriers have a keen interest in launching the UV350 as it allows for new SIM card activations in commercial vehicles and increased ARPU from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle IoT smartphone.

In addition, our rugged handsets will ultimately be targeted to approximately 47 million enterprise task and public sector workers across North America including construction, transport & logistics, manufacturing, energy & utility, public safety and federal government.

SIGNIFICANT HIGHLIGHTS

The following highlights and developments for the three months ended June 30, 2022, and to the date of this MD&A:

On May 3, 2022, Siyata announced that its SD7 ruggedized device is now certified and approved for use on FirstNet®. The SD7 is now FirstNet Ready®, which means first responders can use it to tap into specialized capabilities designed to meet their needs on FirstNet®.

On June 7, 20022, Siyata announced that Verizon Communications Inc. (“Verizon”), the largest mobile operator in the U.S. with 143.0 million total retail connections as of Q1 2022, has fully integrated Siyata’s rugged SD7 device into their network. As a Siyata channel partner, Verizon will sell the SD7 to their broad enterprise customer base as well as their first responder network of 4.5 million connections with over 30,000 public-safety agencies.

On June 16, 2022, Siyata announced the launch of the SD7 Rapid Kit, a new and unique portable kit accessory that provides an in-field remote charging solution designed specifically for use with the Company’s SD7 device, a ruggedized, mission critical PoC handset.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

SIGNIFICANT HIGHLIGHTS (CONT’d…)

One June 27, 2022, Siyata announced that its SD7 rugged device is commercially available on and will be sold through the FirstNet® network and to AT&T Inc.’s (“AT&T”) enterprise channels. AT&T is one of America’s largest mobile operators with 201.8 million mobility subscribers, as of Q4 2021. As a Siyata channel partner, AT&T will offer the SD7 device and accessories to their extensive U.S. enterprise customer base.

On July 13, 2022 Siyata announced Logic Wireless Europe Ltd. (“Logic Wireless”), a leading distributor of business-critical communication solutions across the United Kingdom, Australia, New Zealand and the Pacific Islands, will introduce the Siyata SD7 rugged PoC device integrated with ChatterPTT. ChatterPTT is Logic Wireless’s mobile application and gateway solution that intelligently enables different types of communication devices to communicate directly with each other.

On July 14, 2022 Siyata announced it is launching a new product, a Siyata High Power User Equipment (HPUE) antenna, in conjunction with Assured Wireless Corporation (“Assured Wireless”). This unique solution is designed to be used specifically on FirstNet® that leverages 700 MHz Band 14 – the only U.S. spectrum where the highest-power HPUE equipment can be used.

On July 18, 2022 Siyata announced an agreement with Spain’s WIRELESS ZETA TELECOMUNICACIONES, S.L. (“Azetti”) to offer the Company’s SD7 rugged mission-critical push-to-talk (MCPTT) device through Azetti’s existing enterprise sales channels.

On July 26, 2022 Siyata announced its SD7 rugged MCPTT device is now available for customers who need the integrated industry-leading PTT solutions from TASSTA, a global MCPTT software provider and end-to-end solution for critical communications.

OUTLOOK

Siyata has laid the foundation for greater distribution with expanded partnerships and expanded its product offerings into North America. Management is hopeful that this momentum will continue, in particular, as it leverages its key sales channels, and with its expanded and refreshed product offerings.

Rugged Handsets | Siyata’s rugged handsets are targeted to the approximately 47 million enterprise task and public sector workers across North America including construction, transport & logistics, manufacturing, energy & utility, public safety, and federal government. To date, Siyata has sold its rugged handsets only in international markets. Siyata expanded its footprint in this product category with the marketing campaign of the SD7 device, in Q4 2021 in North America and is expected to launch its marketing campaign for this device in Europe in 2023. The SD7 is a next-generation device and Siyata’s first mission-critical push-to-talk (MCPTT) handset.

In-Vehicle Devices | Many large-scale programs were delayed due to the pandemic, therefore creating pent-up demand for these disruptive solutions. Active engagements including many customer trials have resumed in 2022 which should translate into growth in this product line.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

OUTLOOK (CONT’d…)

Cellular Boosters | The third product category we serve is the cellular signal booster market. Siyata’s cellular booster kits eliminate weak cellular signals for failsafe phone calls and text; fast, uninterrupted streaming; and total peace of mind for the end-user. Siyata’s multiple lines of cellular boosters cater to several verticals including Enterprise, Commercial, First Responder, and Consumers. Siyata’s booster suite of products caters to both inside buildings as well as inside vehicles. The main market we sell into is in North America, where they are sold under the Uniden® brand name.

SUMMARY OF QUARTERLY RESULTS

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters.

	Quarter Ended
	Jun 30, 2022	Mar 31, 2022 as restated	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Income/(loss)	$(4,304,088)	$(3,878,909)	$(4,979,661)	$(5,667,937)	$(10,862,538)	$(2,115,406)	$(9,911,960)	$(1,881,981)
Comprehensive income/(loss) for the period	$(4,278,102)	$(3,903,377)	$(4,833,795)	$(5,677,274)	$(10,927,718)	$(2,047,991)	$(9,247,116)	$(1,870,348)
Loss per share	$(0.29)	$(0.30)	$(0.99)	$(1.18)	$(2.26)	$(0.45)	$(3.08)	$(1.92)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2022

The following is an analysis of the Company’s operating results for the three months ended June 30, 2022 and includes a comparison against the three months ended June 30, 2021.

Operations:

Revenues for the three months ended June 30, 2022, were $969,528 compared to $356,979 for the three months ended June 30, 2021. This positive variance of $612,549 (172%) is due mainly to the start of sales of the SD7 rugged handset in Q2 2022 plus a result of product returns in 2021 of legacy products that resulted in a positive variance of rugged handsets in the three-month period year over year of $738,000 offset by a negative variance in booster sales of $125,000 for the period.

Gross profit for the three months ended June 30, 2022, was $108,673 (11.2% of sales) compared to negative $466,319 (131% of sales) in the same period in 2021, a positive variance in gross margin dollars of $574,992. The gross margin in the quarter was only 11.2% due to the lower gross margin on legacy products in the EMEA.

Amortization and depreciation costs for the three-month period ended June 30, 2022, and 2021 were $335,419 and $347,603, respectively, a positive variance of $12,184. This positive variance is due to the positive variance in intangible impairments in the period of $84,019 due to the capitalized development cost base is lower in 2022 than in 2021 due to new products offset by a negative variance in amortization of the IFRS16 office lease in the amount of $34,975 and the increase in fixed assets due to the new location in Israel of $36,860.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2022 (CONT’D…)

Development expenses for the three months ended June 30, 2022, and 2021 were $140,054 and $158,573, respectively. This positive variance of $18,519 is due to both the development costs incurred on the company’s rugged device development program that did not meet the criteria for capitalization.

Selling and marketing costs for the three months ended June 30, 2022, and 2021, were $1,163,675 and $1,221,221 respectively. This positive variance of $57,546 is due mainly to the decrease in our U.S. sales team headcount of $202,148 offset by both the increase in marketing costs related to the launching of our new suite of rugged devices in the amount of $94,825 and the increase in travel costs of $49,778.

General and administrative costs for the three months ended June 30, 2022, and 2021 were $1,851,582 and $1,147,533, respectively. This negative variance of $704,049 relates mainly to the increase in professional fees of $326,119 relating to the costs incurred in the period related to the completion of the year end audit including valuations and the increase in the preparation and approvals of F-3 and S-8 documents filed, the increase in office and general related mostly to the increase in insurance in the amount of $188,987, the increase in consulting and director’s fees of $53,420, additional investor relations costs of $50,816 in 2022 due to engaging US investor relation firms, the increase of $27,657 in travel costs and the increase in general and administrative salaries by $35,418 and the increase of $21,657 in regulatory and filing fees.

Intangible Impairment costs for the three months ended June 30, 2022, and 2021 of $0 versus $4,322,799 in 2021, relates to the impairment of legacy products in the prior year.

Inventory Impairment costs for the three months ended June 30, 2022, and 2021 of $238,980 versus $1,838,658 in 2021, relates to a provision for slow-moving merchandise of legacy products in the prior year.

Impairment of goodwill for the three months ended June 30, 2022, and 2021 of $0 versus $819,454 in 2021, relates to elimination of the goodwill on the original acquisition of Signifi Mobile due to its continued losses.

Bad debts (recovery) for the three months ended June 30, 2022, and 2021 of $70,643 and recovery of $224,557 respectively, resulting in a negative variance of $295,200 that relates to the Q2 2021 receipt of payment for previously provisioned receivables.

Share-based compensation costs for the three months ended June 30, 2022, and 2021 were $1,126,300 and $356,999 respectively, a negative variance of $769,301. The increase in share-based compensation relates to the valuation of stock options vested during the period due to the granting in April 2022 of 585,0000 restricted share units of which 48,750 vested in Q2 2022 and 795,000 stock options granted of which 66,250 vested in Q2 2022.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2022 (CONT’D…)

Finance expenses for the three months ended June 30, 2022, and 2021 was $18,739 and $591,827 respectively, a positive variance of $573,088. This variance is due to all interest-bearing convertible debentures being extinguished in the previous year. The outstanding convertible debenture is a financial derivative and therefore is revalued every period end for change in fair value that has no direct impact on the finance expenses.

Foreign exchange loss (income) for the three months ended June 30, 2022, and 2021 was $106,828 versus income of $183,891, a negative variance of $290,719. This variance resulted from foreign currency fluctuations in the period.

Change in fair value of the convertible promissory note for the three months ended June 30, 2022, and 2021, in the amount of $570,391, and $0 respectively relates to the change in fair value of the promissory note resulting from both the fair value change as the liability is closer to maturity and due to the change in the conversion exercise price from $10.00 to $2.30 as required to equate to the price of a unit for the January 2022 capital raise.

Change in fair value of the warrant liability for the three months ended June 30, 2022, and 2021 is a gain of $1,209,850 and $0 respectively. This gain relates to:

(i)	the change in fair value of the 1,892,857 warrants outstanding from the Lind financing which is a financial derivative liability for financial statement purposes. The change in fair value is recorded as profit or loss in the period. This period gain in the amount of $172,505 in fair value relates both to the change in fair value as this liability is reduced as the share price is lower as well as due to moving closer to its expiry date of November 3, 2026 and due to the change in the warrant exercise price from $4.00 to $2.30 as required to equate to the price of a warrant for the January 2022 capital raise and,

(ii)	The change in fair value on the 9,999,999 warrants issued as part of the capital raise in the amount of a gain of $1,037,345.

Net loss for the period

The Company experienced a net loss for the three months ended June 30, 2022, of ($4,304,088) as compared to a net loss of ($10,862,538) in the same period in the prior year, a positive variance of ($6,558,450) This positive variance was due mainly to, an increase in gross margin of $574,992, the warrant liability gain of 1,209,850, a decrease in intangible impairment by $4,322,799, decrease in impairment to goodwill of $819,454, decrease in finance expenses of $573,088, decrease in amortization of $12,184, decrease in development expenses of $18,519, decrease in selling and marketing expenses of $57,546 offset by increases in general and administrative expenses of $704,049, a change in fair value of the convertible promissory note in the amount of 570,391 an increase in share-based payments of $769,301, an increase in bad debts of $295,200, and an increase in foreign exchange of $290,719.

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the three months ended June 30, 2022, of ($4,278,102) as compared to a comprehensive loss of ($10,927,718) for the same period in the prior year, representing a positive variance of $6,649,616.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2022 (CONT’D…)

Adjusted EBITDA

For the three months ended June 30, 2022, the adjusted EBITDA is negative ($3,356,261) versus negative ($4,607,747) in the same period in the prior year, a positive variance of $1,251,486. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022

The following is an analysis of the Company’s operating results for the six months ended June 30, 2022 and includes a comparison against the six months ended June 30, 2021.

Operations:

Revenues for the six months ended June 30, 2022, were $1,802,502 compared to $4,388,954 for the six months ended June 30, 2021. This negative variance of $2,586,452 (59%) is due mainly to the decrease in the sale of booster products period over period of $1,654,000 related to the 2021 large one time sale of industrial boosters that did not recur in 2022 and a $932,000 decrease in sales due to the transition from the legacy rugged handsets to the new suite of rugged handset products that only began selling in May 2022.

Gross profit for the six months ended June 30, 2022, was $363,724 (20.2% of sales) compared to negative $1,273,772 (29% of sales) in the same period in 2021, a negative variance in gross margin dollars of $901,048. The gross margin shift is due to the large margin in 2021 on the large industrial booster sale and the 2022 sale of legacy products at reduced margins.

Amortization and depreciation costs for the six-month period ended June 30, 2022, and 2021 were $459,924 and $668,620, respectively, a positive variance of $208,396. This positive variance is due to the amortization of intangible assets in 2022 that only began for certain products in Q2 since the new products were not available for sale until such time resulting in intangible amortization positive variance of $324,382, offset by a negative variance in IFRS16 leases of $80,423 due to the new office amortized in EMEA starting in Q3 2021 and increase in fixed assets resulting in increased amortization of $35,263.

Development expenses for the six months ended June 30, 2022, and 2021 were $263,370 and $158,573, respectively. This negative variance of $104,797 is due to both the development costs incurred on the company’s rugged device development program that did not meet the criteria for capitalization under IFRS 38 in both years.

Selling and marketing costs for the six months ended June 30, 2022, and 2021, were $2,208,726 and $2,194,180 respectively. This negative variance of $14,546 is due mainly to the decrease in our U.S. sales team headcount of $309,460 offset by both the increase in marketing costs related to the launching of our new suite of rugged devices in the amount of $246,884 and the increase in travel costs of $77,123.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (CONT’D…)

General and administrative costs for the six months ended June 30, 2022, and 2021 were $3,510,661 and $2,206,011, respectively. This negative variance of $1,304,650 relates mainly to the increase in professional fees of $531,734 relating to the costs incurred in the period related to the completion of the year end audit including valuations, the increase in the preparation and approvals of F-3 and S-8 documents filed, the legal and other fees of the capital raise not considered part of transaction costs, the increase in office and general related mostly to the increase in insurance in the amount of $300,942, the increase in consulting and director’s fees of $185,392, additional investor relations costs of $164,370 in 2022 due to engaging US investor relation firms, the increase of $37,911 in travel costs and the increase in general and administrative salaries by $66,484 and the increase of $17,816 in regulatory and filing fees.

Intangible Impairment costs for the six months ended June 30, 2022, and 2021 of $NIL versus $4,322,799 in 2021, relates to the impairment of legacy products in the prior year.

Inventory Impairment costs for the six months ended June 30, 2022, and 2021 of $303,316 versus $1,838,658 in 2021, a positive variance of $1,535,342 relates to a provision for slow-moving merchandise of legacy products in the prior year.

Impairment of goodwill for the six months ended June 30, 2022, and 2021 of $NIL versus $819,454 in 2021, relates to elimination of the goodwill on the original acquisition of Signifi Mobile due to its continued losses.

Bad debts (recovery) for the six months ended June 30, 2022, and 2021 is a recovery of $63,285 and recovery of $224,557 respectively, resulting in a negative variance of $287,842 that relates to the Q2   2021 receipt of payment for previously provisioned receivables.

Share-based compensation costs for the six months ended June 30, 2022, and 2021 were $1,939,035 and $949,791 respectively, a negative variance of $989,244. The increase in share-based compensation relates to the valuation of stock options vested during the period due to the granting in April 2022 of 585,0000 restricted share units of which 48,750 vested in Q2 2022 and 795,000 stock options granted of which 66,250 vested in Q2 2022 and the granting in March 2022 of 2,250,000 restricted share units of which 600,00 vested in Q1 2022.

Finance expenses for the six months ended June 30, 2022, and 2021 was $45,726 and $982,688 respectively, a positive variance of $936,962. This variance is due to all interest-bearing convertible debentures being extinguished in the previous year. The outstanding convertible debenture is a financial derivative and therefore is revalued every period end for change in fair value that has no direct impact on the finance expenses.

Foreign exchange loss (income) for the six months ended June 30, 2022, and 2021 was an expense of $19,168 versus an expense of $256,430, a positive variance of $237,262. This variance resulted from foreign currency fluctuations in the period.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (CONT’D…)

Change in fair value of the convertible promissory note for the six months ended June 30, 2022, and 2021, in the amount of $3,250,848, and $Nil respectively relates to the change in fair value of the promissory note resulting from both the fair value change as the liability is closer to maturity and due to the change in the conversion exercise price from $10.00 to $2.30 as required to equate to the price of a unit for the January 2022 capital raise.

Change in fair value of the opening warrant liability for the six months ended June 30, 2022, and 2021 is a loss of $962,350 and $Nil respectively. The Company sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss.

Change in fair value of the warrant liability for the six months ended June 30, 2022, and 2021 is a gain of $5,444,935 and $Nil respectively. This gain relates to:

(i)	the change in fair value of the 1,892,857 warrants outstanding from the Lind financing which is a financial derivative liability for financial statement purposes. The change in fair value of $1,462,412 is recorded as profit or loss in the period. This period gain in fair value relates both to the change in fair value as this liability is reduced as the share price is lower as well as due to moving closer to its expiry date of November 3, 2026 and due to the change in the warrant exercise price from $4.00 to $2.30 as required to equate to the price of a warrant for the January 2022 capital raise.

(ii)	The change in fair value on the 9,999,999 warrants issued as part of the capital raise in the amount of a gain of $3,982,523.

Net loss for the period

The Company experienced a net loss for the six months ended June 30, 2022, of ($8,182,997) as compared to a net loss of ($12,977,944) in the same period in the prior year, a positive variance of ($4,794,947). This positive variance was due mainly to, the change in fair value of the warrant liability in the amount of $5,444,935, a decrease in intangible impairment by $4,322,799, a decrease in foreign exchange of $237,262, decrease in impairment to goodwill of $819,454, decrease in finance expenses of $936,962, decrease in inventory impairment of $1,535,342, decrease in amortization of $208,696, offset by the change in fair value of the convertible promissory note in the amount of $3,250,848, the change in value of the opening warrant liability in the amount of $962,350, a decrease in gross margin of $910,048, increase in selling and marketing expenses of $14,546, increases in general and administrative expenses of $1,304,650, an increase in transaction fees of $886,178, an increase in share-based payments of $989,244, a decrease in bad debts of $287,842, and an increase in development expenses of $104,797.

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the six months ended June 30, 2022, of ($8,181,479) as compared to a comprehensive loss of ($12,975,709) for the same period in the prior year, representing a negative variance of $4,794,230.

Adjusted EBITDA

For the six months ended June 30, 2022, the adjusted EBITDA is negative ($5,985,634) versus negative ($4,899,903)  in the same period in the prior year, a negative variance of $1,086,541. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses and we may never achieve or maintain profitability;

●	Our auditor has included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2021, expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our condensed consolidated unaudited interim financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment.

●	In 2021, our independent registered public accountants identified five material weaknesses in our internal controls over financial reporting. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner. In 2020, our independent registered public accountants identified six material weaknesses in our internal controls over financial reporting, which have only been partially remediated.

Risks Related to Our Business and Industry

●	We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

●	We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

●	We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

●	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

●	If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

●	Our independent registered public accountants have identified two material weaknesses in our internal controls over financial reporting. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Risks Related to Government Regulation

●	We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

●	Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

Risks Related to Our Intellectual Property

●	If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

●	Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

●	Our use of open-source software could subject us to possible litigation or otherwise impair the development of our products.

Risks Related to our Locations in Israel and Canada and Our International Operations

●	Conditions in Israel could materially and adversely affect our business.

●

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Risks Related to Ownership of Our Securities

●	We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects. In addition, such funding may dilute our existing shareholders.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of June 30, 2022, we had an accumulated deficit of $70,702,409. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our condensed consolidated unaudited interim financial statements for the six months ended June 30, 2022, states that there may be substantial doubt about our ability to continue as a going concern.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2020 and 2021. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2021 and 2020, our independent registered public accountants identified several material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2021, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the insufficient review of inventory balances for products which are slow-moving. The second material weakness related to the insufficient review of advances to suppliers on products that are no longer selling, the third material weakness relates to insufficient controls surrounding off-site inventory tracking. The fourth material weakness related to insufficient review whether product returns relate to sales recorded in the fiscal year. The fifth material weakness relates to insufficient review of title transfer terms to determine the period in which revenue should be recorded.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

For the material weaknesses identified in our 2021 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●	On a quarterly basis, the Company now reviews inventory on hand for slow moving merchandise and reviews inventory on hand regularly. For the six month period ended June 30, 2022, it was determined that $4,529,562 (June 30, 2021- $2,997,806) of the inventory was impaired due to slow movement. The accessories and spare parts related to these products amounted to $859,742 (June 30, 2021 - $278,807), which was also impaired.

●	The Company now reviews quantities on hand before approving purchase orders.

●	As of April 1, 2022, the Company signed a lease for their own exclusive warehouse space so that outside contract warehouses will not be required.

●	The Company now reviews product returns to compare and ensure that they occur in the same fiscal year.

●	The Company’s controller scrutinizes all revenues earned in the period to ensure compliance with IFRS15.

●	The Company’s controller and CFO in Canada coordinate full scheduling of the year-end process to ensure timely close off of accounting periods.

In 2020, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the lack of formal review of the customers return rights for products prior to revenue recognition. The second material weakness related to the review of receivables for the purpose of recording expected credit losses. The third material weakness related to the review of inventory and spare parts for obsolete or slow-moving products. The fourth material weakness related to the lack of formal review regarding appropriateness of classification of share issuance costs versus transaction expenses through profit and loss. The fifth material weakness related to the classification of amounts held in trust separate from cash and equivalents. The final material weakness related to the need to set a formal policy to enter all post-closing adjustments within a set time period after year end, before providing records to the auditors.

For the material weaknesses identified in our 2020 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●	The Company now requires a formal signed distribution agreement with major customers which define the terms, including payment terms, return policy, repair policy and warranty policy.

●	The Company is reviewing the credit risk of each customer and a part of the sales function has the formalized distribution agreements in place.

●	On a quarterly basis, management is reviewing inventory on hand for slow moving merchandise and reviews inventory on hand regularly.

●	The Company has engaged outside consultants to review purchase price adjustment valuation, impairment valuations and complex transactions to ensure compliance with IFRS standards.

●	The Company has improved its internal financial reporting communication process. The Company has streamlined the communications between the Company’s Israel and Canadian-based financial reporting groups. Furthermore, the Company’s Audit Committee adopted a policy requiring the Company’s Canadian CFO to meet with the Company’s Israel-based reporting group at least twice a year to ensure that the Israel reporting group’s policies and procedures are consistent with those in Canada and that all the inventory is properly tracked and procedures for intercompany transactions must follow our existing formal standard procedures. We believe that these measures should ensure that for the 2022 fiscal year, our financial controls will be remediated.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

●	The Audit Committee will ensure that at the quarterly financial meetings, there will be an agenda item to discuss policies and procedures in place in ensure internal control compliance with respect to intercompany transactions and returns so that all documentation is clear, consistent and that they are recorded in a timely manner and the pricing policy is consistent.

To date, we have only partially remediated the material weaknesses identified in 2021 and 2020 above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Common Shares to decline.

We began to take steps to remediate these material weaknesses and strengthen our internal control over financial reporting, including the following:

(i)	documenting and formally assessing our accounting and financial reporting policies and procedures; and

(ii)	increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

Risks Related to Our Business and Industry

We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

More than 38% of our revenues for the six months ended, were generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

While these arrangements are typically long term, they generally do not contain any firm purchase volume commitments. As a result, our channel partners are not contractually obligated to purchase from us any minimum number of products. We are generally required to satisfy any and all purchase orders delivered to us within specified delivery windows, with limited exceptions (such as orders significantly in excess of forecasts). If we are unable to efficiently manage our supply and satisfy purchase orders on a timely basis to our channel partners, we may be in breach of our sales arrangements and lose potential sales. If a technical issue with any of our covered products exceeds certain present failure thresholds for the relevant performance standard or standards, the channel partner typically has the right to cease selling the product, cancel open purchase orders and levy certain monetary penalties. If our products suffer technical issues or failures following sales to our channel partners, we may be subject to significant monetary penalties and our channel partners may cease making purchase orders, which would significantly harm our business and results of operations. In addition, our channel partners retain sole discretion in which of their stocked products to offer their customers. While we may offer limited customer incentives, we generally have limited to no control over which products our channel partners decide to offer or promote, which directly impacts the number of products that our partners will purchase from us.

In addition, our channel partners may be unsuccessful in marketing, selling and supporting our solutions. They may also market, sell and support solutions that are competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products in lieu of our products, particularly for our competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our channel partners. As a result, our channel partners may stop selling our products completely. While we employ a small direct sales force, our channel partners have significantly larger sales teams who are not contractually obligated to promote any of our devices and often have multiple competing devices in stock to offer their customers. In addition, downstream sales by our channel partners often succeed due to attractive device prices and monthly rate plans, which we do not control. In certain cases, we may promote our own devices through customer incentives, however, there can be no assurance that any such incentives would contribute to increased purchases of our products. Further, given the impact of attractive pricing on ultimate sales, we generally must offer increased promotional funding or price reductions for our more expensive products. This promotional funding or price reductions operate to reduce our margins and significantly impact our profitability.

New sales channel partners may take several months or more to achieve significant sales. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to their customers, or violate laws or our corporate policies.

If we fail to effectively manage our existing or future sales channel partners, our channel partners fail to promote our products effectively, we are unable to meet our obligations under our sales arrangements or future agreements that we may enter into with wireless carrier customers have terms that are more favorable to the customer, our business and results of operations would be harmed.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

Our revenues have been primarily in the industrial enterprise market, and we are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets. End customers in the public sector market may remain, for reasons outside our control, tied to Land Mobile Radio, or LMR, solutions or other competitive alternatives to our phones. Sales of our products to these buyers may also be delayed or limited by these competitive conditions. If our products are not widely accepted by buyers in those markets, we may not be able to expand sales of our products into new markets, and our business, results of operations and financial condition may be adversely impacted.

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

We face significant competition in developing and selling our solutions. Our primary competitors in the non-rugged mobile device market include LG Corporation, Apple Inc. and Samsung Electronics Co. Ltd. Our primary competitors in the rugged mobile device market include Sonim Technologies Inc., Bullitt Mobile Ltd., and Kyocera Corporation. We also face competition from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, Motorola Solutions, Inc., or MSI, and Tait International Limited. Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, or Wilson Electronics, Nextivity, Inc. and SureCall Company.

We cannot assure you that we will be able to compete successfully against current or future competitors. Increased competition in mobile computing platforms, data capture products, or related accessories and software developments may result in price reductions, lower gross profit margins, and loss of market share, and could require increased spending on research and development, sales and marketing, and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products, which may create additional pressures on our competitive position in the marketplace.

Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources and experience than we do. In addition, because of the higher volume of components that many of our competitors purchase from their suppliers, they are able to keep their supply costs relatively low and, as a result, may be able to recognize higher margins on their product sales than we do. Many of our competitors may also have existing relationships with the channel partners who we use to sell our products, or with our potential customers. This competition may result in reduced prices, reduced margins and longer sales cycles for our products. Our competitors may also be able to more quickly and cost-effectively respond to new or emerging technologies and changes in customer requirements. The combination of brand strength, extensive distribution channels and financial resources of the larger vendors could cause us to lose market share and could reduce our margins on our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely impacted. If we are unable to successfully compete with our competitors, our sales would suffer and as a result our financial condition will be adversely impacted.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

Complex software, as well as multiple components, displays, plastics and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. Defects in our products may result in a loss of sales, product malfunction, delay in market acceptance and potential injuries to our customers which can bring to injury in our reputation and increased warranty costs.

Additionally, our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects, or bugs in the future that we may not be able to correct or correct in a timely manner. It is possible that errors, defects or bugs will be found in our existing or future software and/or hardware products and related services with the potential for delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses, and payment of damages.

Further, errors, defects or bugs in our solutions could be exploited by hackers or could otherwise result in an actual or perceived breach of our information systems. Alleviating any of these problems could require significant expense and could cause interruptions, delays or cessation of our product licensing, which would reduce demand for our products and result in a loss of sales, delay in market acceptance and injure our reputation and could adversely impact our business, results of operations and financial condition.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

Our ability to successfully grow our business depends on a number of factors including our ability to:

●	accelerate the adoption of our solutions by new end customers;

●	expand into new vertical markets;

●	develop and deliver new products and services;

●	increase awareness of the benefits that our solutions offer; and

●	expand our domestic and international footprint.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

As usage of our solutions grows, we will need to continue to make investments to develop and implement new or updated solutions, software, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including the suppliers of our products and customer support services, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to invest in sales and marketing, research and development, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely impact our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could harm our business, operating results and financial condition.

We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

To be successful, we must adapt to rapidly changing technological and application needs by continually improving our products, as well as introducing new products and services, to address user demands.

Our industry is characterized by:

●	evolving industry standards;

●	frequent new product and service introductions;

●	increasing demand for customized product and software solutions;

●	rapid competitive developments;

●	changing customer demands; and

●	evolving distribution channels.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertanties  (CONT’D…)

Future success will depend on our ability to effectively and economically adapt in this evolving environment. We could incur substantial costs if we must modify our business to adapt to these changes, and may even be unable to adapt to these changes.

The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

Our future success is substantially dependent upon continued adoption of devices and related accessories in the industrial enterprise and public sector markets, including the transition from LMR to Push to Talk over LTE networks. These market developments and transitions may take longer than we expect or may not occur at all, and may not be as widespread as we expect. If the market does not develop as we expect, our business, operating results and financial condition would be significantly harmed.

Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

We depend on wireless carriers to promote and distribute our products. While we intend to ramp up direct marketing and end-customer brand awareness initiatives in the future, our sales and marketing efforts have historically been predominantly focused on channel partners. To increase end-customer brand awareness, we intend to develop sales tools for key verticals within are target markets, increase usage of social media and expand product training efforts, among other things. As a result, we expect our sales and marketing expenses to increase in the future, primarily from increased sales personnel expenses, which will require us to cost-efficiently ramp up our sales and marketing capabilities and effectively target end customers. However, there can be no assurance that we will successfully increase our brand awareness or do so in a cost-efficient manner while maintaining market share within our existing sales channels. Our failure to establish stand-alone brand awareness with end customers of our products will leave us vulnerable to the marketing and selling success of others, including our channel partners, and these developments could have an adverse impact on our prospects. If we are unable to significantly increase the awareness of our brand and solutions with end customers in a cost-efficient manner, we will remain significantly dependent on our channel partners for sales of our products, and our business, financial condition and results of operations could be adversely impacted.

We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

Our future success depends in large part on the continued contributions of a concentrated group of senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our solutions and our strategic direction. We also depend on the contributions of key technical personnel. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key personnel could significantly delay or prevent the achievement of our development and strategic objectives and harm our business.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

The mobile device market is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. In order to deliver a competitive mobile device, our solutions must be capable of operating in an increasingly complex network environment. As new wireless phones are introduced and standards in the mobile device market evolve, we may be required to modify our phones and services to make them compatible with these new products and standards. Likewise, if our competitors introduce new devices and services that compete with ours, we may be required to reposition our solutions or introduce new phones and solutions in response to such competitive pressure. We may not be successful in modifying our current devices or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be significantly harmed.

If we are unable to sell our solutions into new markets, our revenues may not grow.

Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets depends on the quality of our solutions, the continued adoption of our public safety solution by first responders, the perceived value of our solutions as a risk management tool and our ability to design our solutions to meet the demands of our customers. If the markets for our solutions do not develop as we expect, our revenues may not grow.

Our ability to successfully face these challenges depends on several factors, including increasing the awareness of our solutions and their benefits, the effectiveness of our marketing programs, the costs of our solutions, our ability to attract, retain and effectively train sales and marketing personnel, and our ability to develop relationships with wireless carriers and other partners. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements on a timely basis or at all, our business will be adversely impacted.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our Common Shares. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely impacted.

A security breach or other significant disruption of our IT systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

All IT systems are potentially vulnerable to damage, unauthorized access or interruption from a variety of sources, including but not limited to, cyberattacks, cyber intrusions, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, sabotage, war, insider trading and telecommunication failures. A cyberattack or other significant disruption involving our IT systems or those of our outsource partners, suppliers or manufacturers could result in the unauthorized release of proprietary, confidential or sensitive information of ours or result in virus and malware installation on our devices. Such unauthorized access to, or release of, this information or other security breaches could: (i) allow others to unfairly compete with us, (ii) compromise safety or security, (iii) subject us to claims for breach of contract, tort, and other civil claims, and (iv) damage our reputation. Any or all of the foregoing could have a negative impact on our business, financial condition and results of operations.

We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

The purchase of our products is often an enterprise-wide decision for prospective customers, which requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective customers regarding the uses and benefits of such devices. Prospective customers, especially the wireless carriers that sell our products, often undertake a prolonged evaluation process that may take from several months to several years in certain cases. Consequently, if our forecasted sales from a specific customer are not realized, we may not be able to generate revenues from alternative sources in time to compensate for the shortfall. The loss or delay of an expected large order could also result in a significant unexpected revenue shortfall. Moreover, to the extent we enter into and deliver our products pursuant to significant contracts earlier than we expected, our operating results for subsequent periods may fall below expectations. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition will be harmed.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We have a limited history of high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

We have limited history and experience in high-volume commercial production of our devices. Because of this limited production history, we face challenges in predicting our business and evaluating its prospects, which may result in breakdowns of our ability to timely supply our devices to our customers. Moreover, we face manufacturing capacity constraints that present further risks to our business. If overall demand of our devices increases in the future, we will need to expand our manufacturing capacity in a cost-efficient manner. Failing to meet customer demand due to our failure to successfully address these risks and challenges could adversely impact our reputation and future sales, which would significantly harm our business, results of operations and financial condition.

Risks Related to our Reliance on Third Parties

As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

Because our production volumes are based on a forecast of channel partner demand rather than purchase commitments from our major customers, there is a risk that our forecasts could be inaccurate and that we will be unable to sell our products at the volumes and prices we expect, which may result in excess inventory. We provide, and will continue to provide, forecasts of our demand to our third-party suppliers prior to the scheduled delivery of products to our channel partners. If we overestimate our requirements, our contract manufacturers may have excess component inventory, which could increase our costs. If we underestimate our requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues or even lost sales, or could incur unplanned overtime costs to meet our requirements, resulting in significant cost increases. For example, certain materials and components used to manufacture our products may reach end of life during any of our product’s life cycles, following which suppliers no longer provide such expired materials and components. This would require us to either source and qualify an alternative component, which could require a re-certification of the device by the wireless carriers and/or regulatory agencies, or forecast product demand for a final purchase of such materials and components that may reach end of life to ensure that we have sufficient product inventory through a product’s life cycle. If we overestimate forecasted demand, we would hold excess end-of-life materials and components resulting in increased costs. If we underestimate forecasted demand, we could experience delays in shipments and loss of revenues.

In addition, if we underestimate our requirements and the applicable supplier becomes insolvent or is no longer able to timely supply our needs in a cost-efficient manner or at all, we may be required to acquire components, which may need to be customized for our products, from alternative suppliers, including at significantly higher costs. If we cannot source alternative suppliers and/or alternative components, we may suffer delays in shipments or lost sales. Similarly, credit constraints at our suppliers could require us to accelerate payment of our accounts payable, impacting our cash flow. Further, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms, customization needed for any particular component and demand for each component at a given time. Any such failure to accurately forecast demand and manufacturing and supply requirements, and any need to obtain alternative supply sources, could materially harm our business, results of operations and financial condition.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

We depend on certain suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components and reduced control over pricing and timing of delivery of components. In particular, we have little to no control over the prices at which our suppliers sell materials and components to us. Certain supplies of our components are available only from a single source or limited sources and we may not be able to diversify sources in a timely manner. We have experienced shortages in the past that have negatively impacted our results of operations and may experience such shortages in the future.

We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be cancelled or not extended by such suppliers and, therefore, do not afford us with sufficient protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Any interruption of supply for any material components of our products, or inability to obtain required components from our third-party suppliers, could significantly delay the production and shipment of our products and harm our revenues, profitability and financial condition.

Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

For our six month period ended June 30, 2022, we derived 38% of our revenue from five customers/channel partners. Any termination of a business relationship with, or a significant sustained reduction in business from, one or more of these channel partners/customers could have a material adverse effect on our operating results and cash flows.

If dedicated public safety LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

A key part of our strategy is to further expand the use of our solutions over dedicated LTE networks in the public safety market. If the deployment of dedicated LTE networks is delayed or such networks are not adopted at the rate we anticipate, demand for our solutions may not develop as we anticipate, which would have a negative effect on our revenues.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

The application development ecosystem supporting our devices and related accessories is new and evolving.

The application development ecosystem supporting our devices and related accessories is new and evolving. Specifically, the number of application developers in the ecosystem supporting our devices and accessories is small. If the market or the application development ecosystem does not develop, timely or at all, demand for our products may be limited, and our business and results of operations will be significantly harmed.

Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

We do not control the labor and other business practices of our suppliers, subcontractors, distributors, resellers and third-party sales representatives, or TPSRs, and cannot provide assurance that they will operate in compliance with applicable rules, and regulations regarding working conditions, employment practices, environmental compliance, anti-corruption, and trademark a copyright and patent licensing. If one of our suppliers, subcontractors, distributors, resellers, or TPSRs violates labor or other laws or implements labor or other business practices that are regarded as unethical, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated, and our reputation could be damaged. If one of our suppliers or subcontractors fails to procure the necessary license rights to trademarks, copyrights or patents, legal action could be taken against us that could impact the saleability of our products and expose us to financial obligations to a third party. Any of these events could have a negative impact on our sales and results of operations.

Moreover, any failure of our suppliers, subcontractors, distributors, resellers and TPSRs, for any reason, including bankruptcy or other business disruption, could disrupt our supply or distribution efforts and could have a negative impact on our sales and results of operations.

Our products are subject to risks associated with sourcing and manufacturing.

We do not own or operate any of the manufacturing facilities for our products and rely on a concentrated number of independent suppliers to manufacture all of the products we sell. For our business to be successful, our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

There can be no assurance we will be able to detect, prevent or fix all defects that may affect our products manufactured by our suppliers. Failure to detect, prevent or fix defects, or the occurrence of real or perceived quality or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls and credit, warranty or other claims, among others, which could harm our brand, results of operations and financial condition. Such problems could hurt our brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

If one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business, results of operations and financial condition.

In addition, if any of our primary suppliers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Our contractors and suppliers buy raw materials and are subject to wage rates that are oftentimes regulated by the governments of the countries in which our products are manufactured. The raw materials used to manufacture our products are subject to availability constraints and price volatility. There could be a significant disruption in the supply of raw materials from current sources or, in the event of a disruption, our suppliers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Our business is dependent upon the ability of our unaffiliated suppliers to locate, train, employ and retain adequate personnel. Our unaffiliated suppliers have experienced, and may continue to experience in the future, unexpected increases in work wages, whether government-mandated or otherwise. Our suppliers may increase their pricing if their raw materials became more expensive. Our suppliers may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. Material changes in the pricing practices of our suppliers could negatively impact our profitability.

In addition, we cannot be certain that our unaffiliated suppliers will be able to fill our orders in a timely manner. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing supplier, there can be no assurance additional supplies of raw materials or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers in our methods, products, quality control standards and labor, health and safety standards. Any delays, interruption or increased costs in labor or wages, or the supply of materials or manufacture of our products, could have an adverse effect on our ability to meet wholesale partner and customer and consumer demand for our products and result in lower revenue and net income both in the short and long term.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our suppliers’ business, the financial instability and labor problems of suppliers, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, transportation delays and shipment issues. Our suppliers may be forced to reduce their production, shut down their operations or file for bankruptcy. Our suppliers may consolidate, increasing their market power. The occurrence of one or more of these events could impact our ability to get products to our customers and/or wholesale partners, result in disruptions to our operations, increase our costs and decrease our profitability.

Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including:

●	increased shipping costs;

●	the imposition of additional import or trade restrictions;

●	legal or economic restrictions on overseas suppliers’ ability to produce and deliver products;

●	increased custom duties and tariffs;

●	unforeseen delays in customs clearance of goods;

●	more restrictive quotas;

●	loss of a most favored nation trading status;

●	currency exchange rates;

●	transportation delays;

●	port of entry issues; and

●	foreign government regulations, political instability and economic uncertainties in the countries from which we or our suppliers source our products.

Our sourcing operations may also be hurt by health concerns regarding the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the coronavirus and its potential impact on our financial results) in countries in which our merchandise is produced. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from our products. Furthermore, changes in U.S. trade policies, including new restrictions, tariffs or other changes could lead to additional costs, delays in shipments, embargos and other uncertainties that could negatively impact our relationships with our international suppliers and materially adversely affect our business. These and other issues affecting our international suppliers or internationally manufactured merchandise could have a material adverse effect on our business, results of operations and financial condition.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

In addition, some of our suppliers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier relationships.

The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

Our solutions are used to assist law enforcement and other public safety personnel in situations involving public safety. The incidents in which our solutions are deployed may involve injury, loss of life and other negative outcomes, and such events are likely to receive negative publicity. Such negative publicity could have an adverse impact on new sales or renewals or expansions of coverage areas by existing customers, which would adversely impact our financial results and business.

Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

Many of our public sector end customers rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. Any reduction in federal funding for local public safety or other public sector efforts could result in our end customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to “sanctuary cities” may result in a reduction in federal funds available to our current or potential end customers. Additionally, the recent U.S. government partial shutdown, and any future U.S. government shutdowns, could result in delayed public safety spending or re-allocation of funding into other areas of public safety. If federal funding is reduced or eliminated and our end customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

Current or future economic uncertainties or downturns could adversely impact our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks in North America, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the growth rate of our business.

These economic conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to re-evaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely impact our financial results.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results and financial condition could be adversely impacted.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and operating results, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a significant adverse impact on our business, operating results and financial condition. In addition, the facilities of significant vendors may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or significant adverse impact on our business.

We are exposed to risks associated with strategic acquisitions and investments.

We may consider strategic acquisitions of companies with complementary technologies or intellectual property in the future. Acquisitions hold special challenges in terms of successful integration of technologies, products, services and employees. We may not realize the anticipated benefits of these acquisitions or the benefits of any other acquisitions we have completed or may complete in the future, and we may not be able to incorporate any acquired services, products or technologies with our existing operations, or integrate personnel from the acquired businesses, in which case our business could be harmed.

Acquisitions and other strategic decisions involve numerous risks, including:

●	problems integrating and divesting the operations, technologies, personnel, services or products over geographically disparate locations;

●	unanticipated costs, taxes, litigation and other contingent liabilities;

●	continued liability for discontinued businesses and pre-closing activities of divested businesses or certain post-closing liabilities which we may agree to assume as part of the transaction in which a particular business is divested;

●	adverse impacts on existing business relationships with suppliers and customers;

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

●	cannibalization of revenues as customers may seek multi-product discounts;

●	risks associated with entering into markets in which we have no, or limited, prior experience;

●	incurrence of significant restructuring charges if acquired products or technologies are unsuccessful;

●	significant diversion of management’s attention from our core business and diversion of key employees’ time and resources;

●	licensing, indemnity or other conflicts between existing businesses and acquired businesses;

●	inability to retain key customers, distributors, suppliers, vendors and other business relations of the acquired business; and

●	potential loss of our key employees or the key employees of an acquired organization or as a result of discontinued businesses.

Financing for future acquisitions may not be available on favorable terms, or at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, service offerings, technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to identify or complete any acquisition, divestiture or discontinued business in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

If we acquire businesses, new products, service offerings or technologies in the future, we may incur significant acquisition-related costs. In addition, we may be required to amortize significant amounts of finite-lived intangible assets and we may record significant amounts of goodwill or indefinite-lived intangible assets that would be subject to testing for impairment. We have in the past and may in the future be required to write off all or part of the intangible assets or goodwill associated with these investments that could harm our operating results. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our cash and investments. Acquisitions could also cause operating margins to fall depending on the businesses acquired.

Our strategic investments may involve joint development, joint marketing, or entry into new business ventures, or new technology licensing. Any joint development efforts may not result in the successful introduction of any new products or services by us or a third party, and any joint marketing efforts may not result in increased demand for our products or services. Further, any current or future strategic acquisitions and investments by us may not allow us to enter and compete effectively in new markets or enhance our business in our existing markets and we may have to impair the carrying amount of our investments.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, asset impairment, inventories, customer rebates and other customer consideration, tax matters, and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may also require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, accounting for leases and other areas could require us to make significant changes to our accounting systems, impact existing debt agreements and result in adverse changes to our financial statements.

We face risks related to novel Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, supply chain and financial results.

Our business will be adversely impacted by the effects of the Novel Coronavirus (COVID-19). In addition to global macroeconomic effects, the novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments will cause disruption to our operations, research and development, and sales activities. Our third-party manufacturers, third-party distributors, and our customers have been and will be disrupted by worker absenteeism, quarantines and restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our activities or the operations of our third-party manufacturers and third-party distributors, the supply of our products will be delayed, which could adversely affect our business, operations and customer relationships. In addition, the Novel Coronavirus (COVID-19) or other disease outbreak will in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that will affect demand for our products and impact our operating results. There can be no assurance that any decrease in sales resulting from the Novel Coronavirus (COVID-19) will be offset by increased sales in subsequent periods. Although the magnitude of the impact of the Novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the Novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products in a timely manner or meet required milestones or customer commitments.

Our business has not been experienced any material impact from supply chain disruptions brought about by the COVID-19 pandemic, however there is no certainty that this will continue into the future. Management is carefully monitoring the situation and is working with its partners, suppliers and manufacturers to ensure minimal impact on its business.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Risks Related to Government Regulation

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international presence, we may engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC. OFAC rules prohibit U.S. persons from engaging in, or facilitating a foreign person’s engagement in, transactions with or relating to the prohibited individual, entity or country, and require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate, including Canada and the United Kingdom, also maintain economic and financial sanctions regimes.

Some of our solutions, including software updates and third-party accessories, may be subject to U.S. export control laws, including the Export Administration Regulations; however, the vast majority of our products are non-U.S.-origin items, developed and manufactured outside of the United States, and therefore not subject to these laws. For third-party accessories, we rely on manufactures to supply the appropriate export control classification numbers that determine our obligations under these laws.

We cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international presence, our risks under these laws, rules, and regulations may increase. Further, any change in the applicability or enforcement of these laws, rules, and regulations could adversely impact our business operations and financial results.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering, or economic sanctions laws, rules, and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, revenues, financial condition, and results of operations would be significantly harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

Our operations and the products we manufacture and/or sell are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations. Compliance with such existing or future laws and regulations could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, restrict what solutions we can offer and generally impact our financial performance. Our products are designed for use in potentially explosive or hazardous environments. If our product design fails for any reason in such environments, we may be subject to product liabilities and future costs. In addition, some of these laws are environmental and relate to the use, disposal, remediation, emission and discharge of, and exposure to hazardous substances. These laws often impose liability and can require parties to fund remedial studies or actions regardless of fault. Environmental laws have tended to become more stringent over time and any new obligations under these laws could have a negative impact on our operations or financial performance.

Laws focused on the energy efficiency of electronic products and accessories, recycling of both electronic products and packaging, reducing or eliminating certain hazardous substances in electronic products, and the transportation of batteries continue to expand significantly. Laws pertaining to accessibility features of electronic products, standardization of connectors and power supplies, the transportation of lithium-ion batteries, and other aspects are also proliferating. There are also demanding and rapidly changing laws around the globe related to issues such as product safety, radio interference, radio frequency radiation exposure, medical related functionality, and consumer and social mandates pertaining to use of wireless or electronic equipment. These laws, and changes to these laws, could have a substantial impact on whether we can offer certain products, solutions, and services, and on what capabilities and characteristics our products or services can or must include.

These laws and regulations impact our products and could negatively impact our ability to manufacture and sell products competitively. In addition, we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from products, increasing energy efficiency and providing additional accessibility.

Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

Our business depends on our ability to sell devices that use telecommunication bandwidth allocated to licensed and unlicensed wireless services, and that use of that bandwidth is subject to laws and regulations that are subject to change over time. Changes in the permitted uses of telecommunication bandwidth, reallocation of such bandwidth to different uses, and new or increased regulation of the capabilities, manufacture, importation, and use of devices that depend on such bandwidth could increase our costs, require costly modifications to our products before they are sold, or limit our ability to sell those products in to our target markets. In addition, we are subject to regulatory requirements for certification and testing of our products before they can be marketed or sold. Those requirements may be onerous and expensive. Changes to those requirements could result in significant additional costs and could adversely impact our ability to bring new products to market in a timely fashion.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Personal privacy and information security are significant issues in the United States and the other jurisdictions in which we operate or make our products and applications available. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. We may collect personally identifiable information, or PII, and other data from our customers. We use this information to provide services to our customers and to support, expand and improve our business. We may also share customers’ PII with third parties as allowed by applicable law and agreements and authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, transfer, use and storage of PII. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. Many foreign countries and governmental bodies, including Canada, the European Union and other relevant jurisdictions, have laws and regulations concerning the collection and use of PII obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Within the European Union, legislators have adopted the General Data Protection Regulation, or GDPR, effective May 2018 which may impose additional obligations and risk upon our business, and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our revenues and our business overall.

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products or applications. At state level, lawmakers continue to pass new laws concerning privacy and data security. Particularly notable in this regard is the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA will introduce significant new disclosure obligations and provide California consumers with significant new privacy rights. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PII or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely impact our business.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PII for certain purposes. In addition, a foreign government could require that any PII collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement.

Risks Related to Our Intellectual Property

If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely on a combination of patent licenses, confidentiality procedures and contractual provisions to protect our proprietary rights. We also enter, and plan to continue to enter, into confidentiality, invention assignment or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our intellectual property may be inadequate, and it is possible that some or all of our confidentiality agreements will not be honored and certain contractual provisions may not be enforceable. Existing trade secret, trademark and copyright laws offer only limited protection. Unauthorized parties may attempt to copy aspects of our products or obtain and use information which we regard as proprietary. Policing unauthorized use of our products is difficult, time consuming and costly, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which would harm our competitive position in the market. Furthermore, disputes can arise with our strategic partners, customers or others concerning the ownership of intellectual property.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights, and because our products are comprised of complex technology, we are often involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third parties. Third parties have asserted, and in the future may assert, intellectual property infringement claims against us and against our channel partners, end customers and suppliers. For example, we have been approached by Wilson Electronics about potential infringement of several of their patents involving cellphone boosters. Many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenues from product manufacturing companies. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. Defending any such claims, with or without merit, including pursuant to indemnity obligations, could be time consuming, expensive, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products or reduce our margins. If we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be significantly harmed.

Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

A portion of our technologies incorporates open source software, including open source operating systems such as Android, and we expect to continue to incorporate open source software into our platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

With respect to open source operating systems, if third parties cease continued development of such operating systems or restrict our access to such operating system, our business and financial results could be adversely impacted. We are dependent on third parties’ continued development of operating systems, software application ecosystem infrastructures, and such third parties’ approval of our implementations of their operating and system and associated applications. If such parties cease to continue development or support of such operating systems or restrict our access to such operating systems, we would be required to change our strategy for our devices. As a result, our financial results could be negatively impacted because a resulting shift away from the operating systems we currently use and the associated applications ecosystem could be costly and difficult.

Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

From time to time, we are required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, or at all. If we fail to renew any intellectual property license agreements on commercially reasonable terms, or any such license agreements otherwise expire or terminate, we may not be able to use the patents and technologies of these third parties in our products, which are critical to our success. We cannot assure you that we will be able to effectively control the level of licensing and royalty fees paid to third parties, and significant increase in such fees could have a significant and adverse impact on our future profitability. Seeking alternative patents and technologies may be difficult and time-consuming, and we may not be successful in finding alternative technologies or incorporating them into our products. Our inability to obtain any third-party license necessary to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost, which could seriously harm our business, financial condition and results of operations.

Risks relating to our locations in Israel and Canada and our international operations

Conditions in Israel could materially and adversely affect our business.

A number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated and chemical weapons have been used in the region. Foreign actors have intervened and may continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report on form 20-Fin Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Montreal, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents’ judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

We have operations in China, which exposes us to risks inherent in doing business there.

We use multiple third-party suppliers and manufacturers based primarily in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers and manufacturers increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

Operating in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

Most of our employee base and operations are located outside the United States, primarily in Canada and Israel. Most of our software development, third-party contract manufacturing, and product assembly operations are conducted outside the United States.

Risks associated with operations outside the United States include:

●	effectively managing and overseeing operations that are distant and remote from corporate headquarters may be difficult and may impose increased operating costs;

●	fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and impact collection of receivables outside of the United States;

●	volatility in foreign credit markets may affect the financial well-being of our customers and suppliers;

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

●	violations of anti-corruption laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act could result in large fines and penalties;

●	violations of privacy and data security laws could result in large fines and penalties; and

●	tax disputes with foreign taxing authorities, and any resultant taxation in foreign jurisdictions associated with operations in such jurisdictions, including with respect to transfer pricing practices associated with such operations.

Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products.

●	adverse changes in, or uncertainty of, local business laws or practices, including the following:

●	foreign governments may impose burdensome tariffs, quotas, taxes, trade barriers, or capital flow restrictions;

●	restrictions on the export or import of technology may reduce or eliminate the ability to sell in or purchase from certain markets;

●	political and economic instability, including deterioration of political relations between the United States and other countries, may reduce demand for our solutions or put our non-U.S. assets at risk;

●	potentially limited intellectual property protection in certain countries may limit recourse against infringing on our solutions or cause us to refrain from selling in certain geographic territories;

●	staffing may be difficult along with higher turnover at international operations;

●	a government-controlled exchange rate and limitations on the convertibility of currencies, including the Chinese yuan;

●	transportation delays and customs related delays that may affect production and distribution of our products; and

●	integration and enforcement of laws vary significantly among jurisdictions and may change significantly over time.

Our failure to manage any of these risks successfully could harm our international operations and adversely impact our business, operating results and financial condition.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Risks Related to Ownership of Our Securities

We do not know whether an active, liquid and orderly trading market will develop for our Common Shares or what the market price of our Common Shares will be and as a result it may be difficult for you to sell your Common Shares.

You may not be able to sell your shares quickly or at the market price if trading in our Common Shares is not active. The initial public offering price for our Common Shares will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the Common Shares after the offering. As a result of these and other factors, you may be unable to resell your Common Shares at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our Common Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Common Shares as consideration.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the price at which you purchased our Common Shares.

The trading price of our Common Shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products and services by us or our competitors;

●	sales, or anticipated sales, of large blocks of our stock;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

●	additions or departures of key personnel;

●	regulatory or political developments;

●	changes in accounting principles or methodologies;

●	acquisitions by us or by our competitors;

●	litigation and governmental investigations; and

●	economic, political and geopolitical conditions or events.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

These and other factors may cause the market price and demand for our Common Shares to fluctuate substantially, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of our Common Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on shares outstanding as of June 30, 2022 our executive officers and directors, together with entities affiliated with such individuals, along with our largest shareholder, will beneficially own approximately 15% of our Common Shares. Accordingly, these stockholders may, as a practical matter, continue to be able to control the election of a majority of our directors and the determination of all corporate actions. This concentration of ownership could delay or prevent a change in control of the Company.

General Risk Factors

The unfavorable outcome of any future litigation, arbitration or administrative action could have a significant adverse impact on our financial condition or results of operations.

From time to time, we are a party to litigation, arbitration, or administrative actions. Our financial results and reputation could be negatively impacted by unfavorable outcomes to any future litigation or administrative actions, including those related to the Foreign Corrupt Practices Act, the U.K. Bribery Act, or other anti-corruption laws. There can be no assurances as to the favorable outcome of any litigation or administrative proceedings. In addition, it can be very costly to defend litigation or administrative proceedings and these costs could negatively impact our financial results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our securities would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavourable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our securities could decrease, which might cause our stock price and trading volume to decline.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Common Shares could decline.

We cannot predict whether future issuances of our Common Shares or the availability of shares for resale in the open market will decrease the market price per common share. We are not restricted from issuing additional Common Shares of, including any securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Sales of a substantial number of our Common Shares in the public market or the perception that such sales might occur could materially adversely affect the market price of our Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of any future stock issuances reducing the market price of our Common Shares and diluting their stock holdings in us.

We will incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States, we will incur significant legal, accounting and other expenses that we did not incur previously. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive-compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of their initial public offering. We intend to take advantage of this new legislation, but cannot assure you that we will not be required to implement these requirements sooner than planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Common Share is a “penny stock,” which will require brokers trading in our Common Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the U.S.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Risks and Uncertainties  (CONT’D…)

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain common share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Liquidity AND capITal resouRces

The Company defines capital as consisting of shareholder’s equity (comprised of issued share capital, reserves, accumulated translation differences and deficit). The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at June 30, 2022, the Company is subject to externally imposed capital requirements arising from the monthly payments of principal on the convertible debenture. The Company is also subject to a debt covenant in relation to the factoring agreement described in Note 5.

Siyata Mobile Israel has a factoring facility with Israeli banks whereby the Bank advances funds to Siyata Mobile Israel and charges a fluctuating interest rate on the advanced funds until it is repaid by the borrowers’ customers. The Bank has a lien on these receivables. The factored receivables are all required to be insured in case of customer default with a financial institution.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Liquidity AND capITal resouRces (Cont’d…)

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has historically financed its operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at June 30, 2022 the Company had a cash balance $4,054,420 (Dec 31, 2021- $1,619,742). The Company has an accumulated deficit of $70,702,409 (Dec 31, 2021 -$62,519,412) and working capital of $4,208,484 (December 31, 2021-negative $688,973).

Net cash flows related to operating activities used in the six month period ended June 30, 2022, and June 30, 2021, were negative ($11,174,413) and negative ($7,992,781), respectively. The increase in cash used of $3,181,632 was primarily due to the increase in the net loss by $4,794,947 and increased by the following non-cash items, a decrease in amortization of $208,696, the change in fair value of the warrant liability of $5,444,936, an increase in bad debts of $287,842, decrease in accretive interest of $544,267, offset by the following non-cash expenses, decrease  in inventory impairment of $1,535,342, and, increase of share-based payments of $989,244 the change in fair value of the opening warrant liability in the amount of $952,350, the fair value change in the convertible promissory note in the amount of $3,250,848 and as well as the decrease in the non-cash working capital items by $591,369.

Net cash flows used in investing activities for the six month period ended June 30, 2022, and June 30, 2021, were negative ($1,546,475) and negative ($2,387,399), respectively, with a positive variance of $840,924. This variance relates primarily to a decrease in additions to intangibles of $817,830, and a decrease in equipment by $56,094, offset by the acquisition of ClearRF of $33,000.

Net cash provided by financing activities in the six month period ended June 30, 2022, and June 30, 2021, was $15,141,656 and negative ($393,236), respectively. This positive variance of $15,534,892 is mainly due to the increase in shares issued for cash in the year, net of share issuance costs, of $16,102,143, the positive variance on the repayment of the long term debt of $29,032, the exercise of the pre-funded warrants for $2,575,200, offset by convertible promissory note repayments increase by $2,822,214, the repayment of the loan to director in the prior year of $214,456, the net increase in payments on leases of $77,598 and a decrease in the bank loan for a negative variance of $57,215.

The future success of the Company is dependent on the continued success of its vehicle-mounted communications products, its mobile rugged phones, and its booster products together with the ability to finance the necessary working capital, at agreeable terms, to support the growth of the business.

The Company’s condensed consolidated unaudited interim audited financial statements have been prepared in accordance with IFRS under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The condensed consolidated audited financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates:

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONT’D…)

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined

●	based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions.

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

●	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONT’D…)

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Israel which has the functional currency of the US dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated unaudited interim financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

None than specifically apply to the Company as evaluated by management.

SIYATA MOBILE INC. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.